Exhibit 99.1

CONTACT:	David Janek (630) 954-2063	RELEASE DATE: IMMEDIATE
FEDERAL SIGNAL CORPORATION ANNOUNCES
SECOND QUARTER EARNINGS OF $.23 PER SHARE FROM CONTINUING OPERATIONS
— Highlights —
•	Segment results mixed: Safety and Security Systems and Environmental Solutions remain strong; Fire Rescue weakens
•	Q2 gross margin improves 1.6% to 25.1%
•	Cash flow from operations rises to $23 million for the quarter
•	Net debt to capitalization ratio falls below 30%

Oak Brook, Illinois, July 26, 2007 — Federal Signal Corporation reported income from continuing operations of $11.0 million, or $.23 per share, for the second quarter of 2007 on revenue of $317 million. For the second quarter of 2006, the Company earned $10.6 million from continuing operations, or $.22 per share, on revenue of $310 million. The year-over-year earnings increase reflects continued strength in the Company’s Safety and Security Systems Group and lower income taxes. Partly offsetting were lower earnings for Fire Rescue and higher corporate expense.
Robert D. Welding, president and chief executive officer, stated, “Our Safety and Security Systems Group is gaining momentum, with the sixth straight quarter of double-digit order growth. We are excited by the market’s demand for our new lightbar models, and for our industrial security systems. The recently announced acquisition of Riverchase, combined with Codespear and our traditional products, positions us well for continuing growth in future months.”
“Fire Rescue results were down from last year, as we continue to struggle with lower orders in our North American markets. We have reassessed the priorities for this business and are implementing cost reduction initiatives, including some reduction in our staff functions, which should materially lower the breakeven point for our Ocala operation. We remain committed to this business and are investing to improve our sales channel and manufacturing plants.”
The Company recorded second quarter net income including discontinued operations of $11.1 million in 2007. This compares to a net loss of $1.9 million in the second quarter of 2006 which included a $12.5 million loss from discontinued operations. The 2006 loss was mainly due to the closure and sale of the Leach refuse truck body operation, which the Company exited in mid-2006.
Cash flow from operations totaled $23 million for the second quarter, despite a $20 million increase in primary working capital(1) requirements during the quarter. This compares to operating cash flow of $5 million for the second quarter of 2006.

GROUP RESULTS
Safety and Security Systems
•
Orders rose 16% from the prior year period to $93 million. The increase was driven by strong order levels of police products, particularly for US and European markets, and growth in hazardous area lighting, mining products, and electrical products.

•	Revenue of $96 million was up 27% from the year-ago quarter with double-digit increases in nearly all major product lines.
•
Operating income increased 35% to $14.3 million for the quarter, and operating margin increased to 14.9% from 14.0%. The improvement resulted from higher sales volumes, better pricing and manufacturing efficiencies which more than offset increased investment in growth initiatives, including new product development and global expansion activities.

Fire Rescue
•
Orders increased 3% from the prior year period to $89 million. Demand for Bronto articulated aerial devices significantly exceeded prior year levels in international markets. Orders in North America rose from the prior quarter, but remain below 2006, due in part to transitions in the US dealer network.

•
Revenue declined to $75 million from $99 million in the prior year period. Lower unit shipments in the US and Canada were partly caused by the timing of sales of two large fleet orders which were in production at quarter end, but also generally reflect the lower order rate. Partially offsetting lower volumes were increased prices and a favorable foreign currency impact.

•	The lower revenues in the quarter led to a decrease in operating margin to 0.7% from 3.2% a year ago. Operating income was $0.5 million, down from $3.2 million in the prior year period.
Environmental Solutions
•
Orders of $108 million were modestly lower than $114 million reported for the same quarter last year. Second quarter US municipal orders declined from the year-ago period due to the timing of fleet orders and the impact of colder Spring weather in the Northeast. US industrial orders increased 26% with strength in industrial vacuum trucks and waterblasting equipment. Non-US orders showed a 4% improvement, driven by higher US exports to Mexico and the Middle East.

•
Revenue grew 13% from the prior year period to $117 million. The improvement was broad based across the group with substantial increases in vacuum trucks, sewer cleaners, waterblasting equipment and sweepers.

•
Operating income of $11.1 million improved modestly from the prior year period. The benefits of increased sales volumes and better pricing were offset by increased costs related to new sweeper and waterblaster product introductions, and increased investment in other growth initiatives. Operating margin declined to 9.5% from 10.1% in the second quarter of 2006.

Tool
•
Revenue was $29 million compared to $31 million in the year-ago quarter. Weaker die and mold tooling sales to automotive and housing related customers in the US were offset marginally by an increase in sales to the European and Asian automotive industries.

•	Operating income declined to $1.5 million from $2.3 million and operating margin declined to 5.1% from 7.3%, due to the lower production volumes in US operations.

OTHER
Year-over-year corporate expenses increased $2.3 million in the second quarter due to higher compensation and benefits related costs, and higher legal expenses associated with the Company’s ongoing hearing loss litigation.
On April 25, 2007, the Company amended its credit agreement. The amended agreement increases available credit and provides for borrowings of $250 million, which may be increased to $300 million upon approval of all current lenders. At the end of the second quarter $10 million was drawn and manufacturing debt net of cash as a percentage of capitalization(2) totaled 29%, down slightly from 30% at the end of the first quarter of 2007.

(1)   defined as accounts receivable plus inventory less accounts payable and customer deposits
(2)   manufacturing operations only, net of cash
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Federal Signal will host its second quarter conference call on Thursday, July 26, 2007 at 2:00 p.m. Eastern Time to highlight results of the quarter and to update guidance for the year. The call will last approximately one hour. You may listen to the conference call over the Internet through Federal Signal’s website at http://www.federalsignal.com. If you are unable to listen to the live broadcast, a replay accessible from the company website will be available shortly after the call.
Federal Signal Corporation (NYSE: FSS) is a leader in advancing security and well-being for communities and workplaces around the world. The company designs and manufactures a suite of products and integrated solutions for municipal, governmental, industrial and airport customers. Federal Signal’s portfolio of trusted, high-priority products include Bronto aerial devices, Elgin and Ravo street sweepers, E-ONE fire apparatus, FS Codespear interoperable communications platforms, Federal Signal safety and security systems, Guzzler industrial vacuums, Jetstream waterblasters and Vactor sewer cleaners. In addition, the company operates consumable industrial tooling businesses. Federal Signal was founded in 1901 and is based in Oak Brook, Illinois. www.federalsignal.com
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments such as the FIRE Act grant program and other risks and uncertainties described in filings with the Securities and Exchange Commission.
# # # # # #

FEDERAL SIGNAL CORPORATION (NYSE)
Consolidated Financial Data
For the Second Quarter and First Six Months 2007 and 2006 (Unaudited)
(in millions except per share data)

	QTR	QTR	YTD	YTD
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
Quarter June 30:

Revenues	$317.3	$309.5	$609.4	$583.1
Cost of sales	(237.7)	(237.0)	(461.9)	(449.2)
Operating expenses	(58.6)	(50.0)	(111.5)	(103.7)

Operating income	21.0	22.5	36.0	30.2
Interest expense	(5.6)	(6.3)	(11.6)	(12.2)
Other expense	(1.0)	(0.5)	(1.2)	(0.5)

Income before income taxes	14.4	15.7	23.2	17.5
Income tax expense	(3.4)	(5.1)	(6.2)	(5.6)

Income from continuing operations	11.0	10.6	17.0	11.9
Income (loss) from discontinued operations and disposal, net of tax	0.1	(12.5)	24.7	(13.7)

Net income (loss)	$11.1	$(1.9)	$41.7	$(1.8)

Gross margin on revenues	25.1%	23.4%	24.2%	23.0%
Operating margin on revenues	6.6%	7.3%	5.9%	5.2%
Effective Tax Rate	23.6%	32.5%	26.7%	32.0%

Diluted earnings per share:
Income from continuing operations	$0.23	$0.22	$0.35	$0.25
Income (loss) from discontinued operations and disposal, net of tax	—	(0.26)	0.52	(0.29)

Diluted earnings per share	$0.23	$(0.04)	$0.87	$(0.04)

Average common shares outstanding	47.8	48.2	47.9	48.3

	QTR	QTR	YTD	YTD
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
Group results:

Safety and Security Systems Group:
Orders	$93.0	$80.1	$190.9	$159.1
Net Revenue	95.9	75.8	174.5	144.0
Operating Income	14.3	10.6	23.8	18.0
Operating Margin	14.9%	14.0%	13.6%	12.5%
Backlog			75.3	$72.9

Fire Rescue Group:
Orders	$88.6	$85.6	$195.5	$179.8
Net Revenue	75.4	98.9	144.9	174.6
Operating Income (Loss)	0.5	3.2	(1.7)	0.2
Operating Margin	0.7%	3.2%	(1.2)%	0.1%
Backlog			$252.0	$240.3

Environmental Solutions Group:
Orders	$108.1	$113.9	$218.6	$227.4
Net Revenue	116.6	103.5	230.4	201.2
Operating Income	11.1	10.5	21.2	18.3
Operating Margin	9.5%	10.1%	9.2%	9.1%
Backlog			$117.0	$116.0

Tool Group:
Orders	$29.5	$31.2	$60.0	$63.7
Net Revenue	29.4	31.3	59.6	63.3
Operating Income	1.5	2.3	3.6	3.9
Operating Margin	5.1%	7.3%	6.0%	6.2%
Backlog			$5.2	$5.6

Corporate operating expenses	$(6.4)	$(4.1)	$(10.9)	$(10.2)

Total Operating Income	$21.0	$22.5	$36.0	$30.2

	June 30	December 31
($ in millions)	2007	2006
ASSETS
Manufacturing activities:
Current assets
Cash and cash equivalents	$16.6	$19.3
Accounts receivable, net of allowances for doubtful accounts of $4.5 million and $3.0 million, respectively	182.1	192.1
Inventories	215.4	174.2
Other current assets	35.7	33.2

Total current assets	449.8	418.8
Properties and equipment, net	89.6	85.7
Other assets
Goodwill, net of accumulated amortization	324.1	310.6
Other deferred charges and assets	24.3	17.6

Total manufacturing assets	887.8	832.7
Assets of discontinued operations	4.9	57.8
Financial services activities — Lease financing and other receivables, net of allowances for doubtful accounts of $4.0 million	143.2	158.9

Total assets	$1,035.9	$1,049.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Manufacturing activities:
Current liabilities
Short-term borrowings	$1.5	$30.3
Current portion of long-term borrowings	35.5	34.4
Accounts payable	93.7	90.0
Customer deposits	25.7	23.0
Accrued liabilities and income taxes	82.3	96.2

Total current liabilities	238.7	273.9
Long-term borrowings	152.6	160.3
Long-term pension and other liabilities	29.6	27.9
Deferred income taxes	34.6	20.7

Total manufacturing liabilities	455.5	482.8
Liabilities of discontinued operations	16.1	31.2
Financial services activities — Borrowings	134.5	149.0

Total liabilities	606.1	663.0

Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 49.5 million and 49.1 million shares issued, respectively	49.5	49.1
Capital in excess of par value	102.4	99.8
Retained earnings	326.1	290.7
Treasury stock, 1.5 million shares, at cost	(30.1)	(30.1)
Accumulated other comprehensive loss	(18.1)	(23.1)

Total shareholders’ equity	429.8	386.4

Total liabilities and shareholders’ equity	$1,035.9	$1,049.4

Supplemental data:
Manufacturing debt	$189.6	$225.0
Debt-to-capitalization ratio:
Manufacturing	31%	37%
Financial services	94%	94%
Net Debt/Cap Ratio	29%	35%
Net Debt/Cap Ratio = manufacturing debt-to-capitalization ratio, net of cash

	YTD	YTD
	June 30	June 30
($ in millions)	2007	2006
Operating activities:
Net income (loss)	$41.7	$(1.8)
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain)loss on discontinued operations and disposal, net	(24.7)	13.7
Depreciation and amortization	9.5	9.4
Stock-based compensation expense	2.6	3.3
Lease financing and other receivables	15.7	17.7
Pension contributions	(6.2)	(10.7)
Working capital (1)	(23.8)	(30.1)
Other	(4.3)	8.5

Net cash provided by continuing operating activities	10.5	10.0
Net cash provided by (used for) discontinued operating activities	4.1	(9.2)

Net cash provided by operating activities	14.6	0.8

Investing activities:
Purchases of properties and equipment	(10.8)	(9.4)
Payment for acquisition, net of cash acquired	(16.6)	—
Other, net	(1.5)	(1.9)

Net cash used for continuing investing activities	(28.9)	(11.3)
Net cash provided by (used for) discontinued investing activities	67.0	(0.9)

Net cash provided by (used for) investing activities	38.1	(12.2)

Financing activities:
(Decrease) increase in short-term borrowings, net	(29.0)	19.6
Proceeds from long-term borrowings	20.5	—
Payments on long-term borrowings	(41.6)	(70.3)
Repurchase of common stock	—	(6.1)
Cash dividends paid to shareholders	(5.7)	(5.8)
Other, net	0.4	(1.0)

Net cash used for continuing financing activities	(55.4)	(63.6)

Decrease in cash and cash equivalents	(2.7)	(75.0)
Cash and cash equivalents at beginning of period	19.3	91.9

Cash and cash equivalents at end of period	$16.6	$16.9

(1)	Working capital is composed of net accounts receivable, inventories, accounts payable and customer deposits.